EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6H 1H2

www.emgold.com

October 18, 2013	TSX Venture Exchange: EMR
OTCQB: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD ANNOUNCES ADOPTION OF ADVANCE NOTICE POLICY FOR FUTURE SHAREHOLDER MEETINGS

Emgold Mining Corporation ("Emgold" or the "Company") announces the approval and adoption by its Board of Directors of an Advance Notice Policy (the “Policy”). The purpose of the Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. The Company is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The Policy is intended to further these objectives.

The Policy, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company. The Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company. No person will be eligible for election as a director of the Company unless nominated in accordance with the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The full text of the Policy is available under the Company's profile at www.sedar.com and on the Company's website (www.emgold.com) or upon request by contacting the Company's Corporate Secretary, Lisa Maxwell at (778) 375-3106.

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The Policy is in effect as at the date of this news release. Pursuant to the terms of the Policy, the Company will seek shareholder ratification of the Policy at its next annual general meeting of shareholders (the “Meeting”). If the Policy is not confirmed at the Meeting, the policy will terminate and be of no further force and effect following the termination of the meeting.

About Emgold Mining Corporation

Emgold is an international exploration and development company based in Vancouver B.C., Canada. Incorporated in 1989, Emgold is listed on the TSX Venture Exchange under the symbol EMR. Emgold is also a 20F filer in the US and trades OTCQB under the symbol EGMCF. The Company’s objective is to generate value for its stakeholders by acquiring, and developing quality properties in stable jurisdictions of the world, and advancing them through exploration, permitting, construction and ultimately create a new gold producing company. Emgold currently has properties located in Nevada, California, and British Columbia.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 778-375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Statements with respect to the use of proceeds of the disposition may be "forward-looking statements" within the meaning of applicable securities laws. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in or that may be inferred from the forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.